May 2, 2025

Lynn Stockwell
Chief Executive Officer
Drugs Made In America Acquisition II Corp.
1 East Broward Boulevard, Suite 700
Fort Lauderdale, FL 33301

       Re: Drugs Made In America Acquisition II Corp.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 25, 2025
           CIK No.: 0002040475
Dear Lynn Stockwell:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Amended Draft Registration Statement on Form S-1
Conflicts of Interest, page 132

1. We note your revised disclosure on page 133 regarding reimbursement of out-of-
       pocket expenses and repayment of loans, in response to prior comment 11. Please disclose the conflicts of interest relating to such arrangements in the event you do not complete a de-SPAC transaction.
 May 2, 2025
Page 2

       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Alex Weniger-Araujo, Esq.